UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Extract from the Minutes of the Board of Directors Meeting held on February  22th, 2017

On February 22th, 2017, at 8:30 a.m., at the headquarters of Banco Santander (Brasil) S.A. (“Company” or “Santander”) and by conference call, the Board of Directors has met, with the attendance of the totality of its members, to take resolutions on the following Agenda: 1. Review of Governance of the Board of Directors;(...)

Thus following the presentation made by the Chairman of the Board, Mr. Álvaro de Souza, the subject was widely discussed and the Board unanimously decided to approve: (i) the amendment of the internal regulations of the Nominating, Governance and Compliance Committee, reflecting its scope and denomination, passing such a body to be called the Nominating and Governance Committee; (ii) the amendment of the internal regulations of the Sustainability and Society Committee, reflecting it denomination, passing such a body to be called the Sustainability Committee; (iii) the amendment of the internal regulations of the Risk Committee, reflecting its scope and denomination, passing such a body to be called the Risk and Compliance Committee; (iv) to appoint, as a member of the Compensation Committee, pursuant to Art. 17, XXI of the Bylaws, Mr. Celso Clemente Giacometti, Brazilian citizen, married, business administrator, bearer of identity card RG No. 3.179.758-1 SSP/SP, enrolled with CPF/MF under No. 029.303.408-78, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia – São Paulo/SP, with term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2017; (v) to appoint, as a member of the Nominating and Governance Committee, Mr. Luiz Fernando Sanzogo Giorgi, Brazilian citizen, married, business administrator, holder of Identity Card RG No. 7.346.613-X SSP/SP, enrolled with the CPF/MF under No. 064.116.138-77; with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia – São Paulo/SP, with term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2017. Therefore, they are as follows: A) the advisory Committees of the Board are: Audit Committee, Nominating and Governance Committee, Sustainability Committee, Risk and Compliance Committee and Compensation Committee; B) the members hereby appointed, Messrs. Celso Clemente Giacometti and Luiz Fernando Sanzogo Giorgi, declare that they are not subject to a crime provided for by law that prevents them from engaging in commercial activities, especially those mentioned in §1 of art. 147 of the Brazilian Corporation Law (...)

Messrs.  Álvaro Antônio Cardoso de Souza – Chairman;  Sergio Agapito Lires Rial – Vice-President; Celso Clemente Giacometti, Conrado Engel, Deborah Patricia Wright, José

Antonio Alvarez Alvarez, José de Paiva Ferreira, José Luciano Duarte Penido, José Maria Nus Badía and Viviane Senna Lalli – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_____________________________

Daniel Pareto

Secretário

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 24, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer